UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Check One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8504

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UniFirst Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887

UNIFIRST RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2010 and 2009

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm Baker Newman & Noyes, LLC	1

Report of Independent Registered Public Accounting Firm Sullivan Bille, P.C.	2

Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 – 15

Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16

Signatures	17

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

Note: Other supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the UniFirst Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
UniFirst Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of UniFirst Retirement Savings Plan (the Plan) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

   /s/ Baker Newman & Noyes
Manchester, New Hampshire                                                                                        Limited Liability Company
June 24, 2011

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
UniFirst Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of UniFirst Retirement Savings Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

   /s/ Sullivan Bille, P.C.
Tewksbury, Massachusetts
June 18, 2010

UNIFIRST RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
Assets:

Investments (at fair value):
Cash	$258,445	$—
Common stock, common/collective trusts and mutual funds	200,661,371	175,198,563

Total investments	200,919,816	175,198,563

Receivables:
Employer contribution	5,200,000	7,500,000
Notes receivable from participants	10,138,171	8,902,461
Other	89,575	169,104

Total receivables	15,427,746	16,571,565

Total assets	216,347,562	191,770,128

Liabilities:

Accounts payable	4,181	6,301
Accrued expenses	3,960	3,680

Total liabilities	8,141	9,981

Net assets reflecting all investments at fair value	216,339,421	191,760,147

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	2,200,649

Net assets available for benefits	$216,339,421	$193,960,796

See accompanying notes.

UNIFIRST RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2010 and 2009

	2010	2009
Additions:
Investment activities:
Net appreciation in value of investments	$15,362,583	$30,091,566
Dividends	3,809,071	3,574,401
Other	36,797	680

Net investment income	19,208,451	33,666,647

Interest income on notes receivable from participants	510,384	539,931

Contributions:
Participants	8,805,038	8,741,685
Employer match	5,133,261	5,043,571
Employer discretionary	5,200,000	7,500,000

Total contributions	19,138,299	21,285,256

Total additions	38,857,134	55,491,834

Deductions:
Benefits paid	16,405,250	10,078,938
Administrative expenses	73,259	71,080

Total deductions	16,478,509	10,150,018

Net increase	22,378,625	45,341,816

Net assets available for benefits, beginning of year	193,960,796	148,618,980

Net assets available for benefit, end of year	$216,339,421	$193,960,796

See accompanying notes.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

1.	Description of Plan

Effective August 19, 2009 UniFirst Corporation Profit Sharing Plan changed its name to UniFirst Retirement Savings Plan (the Plan).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by UniFirst Corporation (the Company) for the benefit of its eligible employees employed by UniFirst Corporation, UniFirst Holdings, Inc., UniTech Services Group, Inc., UniFirst First-Aid Corporation and UniFirst Manufacturing Corporation (effective April 2010).  Effective November 2009, Merrill Lynch Bank & Trust Co., FSB, the original Trustee of the Plan, merged into Bank of America, N.A. (BOA).  BOA became the successor Trustee of the Plan and two employees appointed by the Board of Directors of the Company serve as Administrative Trustees.  The Administrative Trustees are authorized to act on behalf of the Plan Administrator.  Bank of America Merrill Lynch (BOAML) acts as the Plan’s recordkeeper.  The Company is the Plan Administrator.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Under the terms of the Plan, the participants select how the funds in their account are invested from the following offerings:

Common stock:
UniFirst Corporation
Common/collective trusts:
Merrill Lynch Retirement Preservation Trust
Merrill Lynch Equity Index Trust (Tier 12)
Merrill Lynch Small Cap Index Trust (Tier 8)
Mutual funds:
BlackRock Basic Value Fund (Class I)
BlackRock Global Allocation Fund (Class I)
Goldman Sachs Short Duration Government Fund (Class I)
Jennison Small Company Fund (Class Z)
Perkins Small Cap Value Fund (Class I)
T. Rowe Price Growth Stock Fund (Advisor Class)
PIMCO Total Return Fund (Institutional Class)
Templeton Foreign Fund (Advisor Class)
American EuroPacific Growth Fund (Class R5)
Davis New York Venture Fund (Class Y)

During October 2009, the Plan added the Merrill Lynch Small Cap Index Trust (Tier 8).  The Plan also replaced four investment options as follows: BlackRock Government Income Portfolio Fund (Class I) was replaced by Goldman Sachs Short Duration Government Fund (Class I), BlackRock Value Opportunities Fund (Class I) and BlackRock Small/Mid-Cap Growth Fund (Class I) were replaced by Jennison Small Company Fund (Class Z), Hotchkis & Wiley Small Cap Value Fund (Class I) was replaced by Perkins Small Cap Value Fund (Class I).  As of December 31, 2010, the minimal balances in the BlackRock Small/Mid-Cap Growth Fund (Class I) and the Hotchkis & Wiley Small Cap Value Fund (Class I) that were remaining from the December 31, 2009 Plan year were transferred to the proper accounts and closed.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

1.	Description of Plan (Continued)

Effective November 9, 2009, the Plan eliminated the GoalManager Model Portfolios which consisted of three Portfolios: Conservative, Moderate and Aggressive.  The Portfolios combined select investment options from the available investment options in the Plan.  Each Portfolio had its own objective and investment mix that took into account individual retirement goals and risks.

Effective November 2, 2009, the Plan introduced Advice Access (AA) service.  AA is an easy to use service, at no additional cost, for Plan participants to personalize and automate investment strategies.

Effective October 26, 2009, participants were no longer able to transfer existing balances into UniFirst Corporation company stock if that transfer would result in the stock balance exceeding 25% of the participant’s account balance and participants are no longer able to change contribution elections to invest more than 25% of future contributions into UniFirst Corporation company stock.  Current balances in the company stock will not be affected by this new limit.  Effective October 26, 2009, quarterly dividends received from UniFirst Corporation company stock that were previously reinvested and used to purchase additional shares of UniFirst stock will be invested in the Merrill Lynch Retirement Preservation Trust.

A participant may elect to invest in any or all investment options and may change such investment election on a daily basis.  This procedure exceeds minimum requirements under ERISA Section (for self-directed plans) and IRC Section 401(a) (35) (F) (plans with publically traded securities).

Contributions

The Company provides for a matching contribution on the first 5% of compensation an employee elects to contribute.  The Company matches 100% of the employee’s first 3% of eligible compensation deferred and then 50% of the next 2% of eligible compensation deferred.

The Company may elect to contribute to the Plan, on behalf of each eligible participant, a discretionary profit sharing contribution determined annually by the Board of Directors of the Company.  For the years ended December 31, 2010 and 2009, the Company made a discretionary profit sharing contribution of $5,200,000 and $7,500,000, respectively.  The allocation method for profit sharing contributions is on a salary ratio basis, with permitted disparity.

Participation

The Plan includes all employees of non-bargaining units of the Company and eligible subsidiaries, who have completed 90 consecutive days of employment.  Eligible employees may elect to contribute through a compensation reduction feature subject to limitations established by the Internal Revenue Code.

The Plan permits catch-up contributions for eligible participants who are 50 years or older by the end of the calendar year and who are currently making deferral contributions.

Participant Accounts

Each participant’s account is credited with (a) the participant’s elective deferral contribution (b) an allocation of the individual employer matching and/or profit sharing contribution (c) forfeitures and (d) allocation of earnings of each fund based on the participants’ relative account balances.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

1.	Description of Plan (Continued)

Vesting

Participants are immediately vested in their elective deferral contributions, rollover contributions and employer matching contributions, plus investment earnings or losses thereon.

A participant is 100% vested after three years of service for profit sharing allocations for 2007 and later plan years.  Profit sharing allocations for 2006 and prior years, a participant is 100% vested after five years of service.  In the event of death, retirement or permanent disability, participants become 100% vested in all account balances.

Forfeitures

Upon termination, participant accounts which are less than 100% vested are forfeited.  Forfeitures are allocated to eligible participants similar to the allocation methodology for employer profit sharing contributions and are restored to participants in the event a terminated employee is rehired within a five year period.

At December 31, 2010 and 2009, forfeited non-vested accounts were $500,444 and $541,851, respectively.  These accounts will be allocated to participants in the future.  Forfeitures allocated to participants during the years ended December 31, 2010 and 2009, were $482,656 and $521,910, respectively.

Payment of Benefits

Benefits are payable to eligible participants upon disability, death, retirement or termination of employment.

Benefit payments may be made in a lump sum distribution equal to their vested account balance, a life annuity subject to joint survivor annuity rules, or an installment payout subject to certain Plan provisions.  Payments must commence no later than the attainment of age 70-1/2.

Notes Receivable From Participants

Participants may borrow up to the lesser of (a) 50% of their vested account balance (b) $50,000 reduced by the greatest outstanding loan balance within the previous 12 months or (c) the amount of loan which the Trustees determine can be reasonably paid from the participants’ wages.  The Plan permits a maximum of 2 loans at one time.  Loans are due over a minimum of 1 year and maximum of 4-1/2 years.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent loans are treated as distributions based upon the terms of the Plan document.  As of December 31, 2010, the interest rates on outstanding notes receivable ranged from 4.75% to 11.00% with various maturities through July 2015.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

1.	Description of Plan (Continued)

Administrative Expenses

Individual participant accounts are directly charged by BOAML for the processing of participant loans, expediting fees and redemption fees for certain short-term trading infractions.  Investment fund management fees are also charged and reduce participant investment return.  The Company has currently elected to pay all other Plan expenses.

Plan Amendment and Termination

The Plan may be amended at any time by the Company without the signature of the Trustees, and by the Plan Administrator to comply with the Internal Revenue Code or ERISA, provided that no such amendment may deprive participants of their vested benefits.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, any unvested accounts would become fully vested and the assets would be distributed to participants in accordance with the terms set forth in the Plan.

2.	Summary of Significant Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

The Plan’s investments in UniFirst Corporation common stock are stated at fair value.  Fair value represents the last reported sales price on the last business day of the Plan year as reported on the New York Stock Exchange.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

2.	Summary of Significant Policies (Continued)

At December 31, 2009, the Plan held an investment in a common/collective trust – fully benefit-responsive (Merrill Lynch Retirement Preservation Trust (Preservation Trust)) stated at fair value and adjusted to contract value, which was equal to cost plus accrued interest because this investment had fully benefit-responsive features.  The common/collective trust invested primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs) and in high-quality money market securities.  A majority of the GICs included Synthetic GICs which were a combination of a portfolio of individual assets owned by the trust plus a wrapper contract issued by a financially responsible third-party.  Preservation Trust may refrain from distributing income in such amounts and for such periods as Preservation Trust determines is necessary or appropriate to protect against market fluctuations and/or to offset realized losses.  The fair value of the common/collective trust was determined by reference to the trust’s underlying assets.  Depending on the type of underlying investment, fair value is comprised of:  1) the expected future cash flows for each contract discounted to present value, 2) the aggregate net asset values of the underlying investments in mutual and bond trusts as determined by their quoted market prices and, 3) the value of wrap contracts, if any.

Effective October 6, 2010, a resolution was approved to terminate the Preservation Trust and commence liquidation of its assets including the elimination of the trust’s GICs and wrapped portfolios of fixed income investments (“synthetic GICs”), which resulted in a change from contract value to fair value accounting.  At December 31, 2010, the Plan’s investment in the Preservation Trust amounted to $33,971,295, or approximately 16% of total net assets available for benefits.  As a result of the liquidation, the investment is no longer deemed to be fully-benefit responsive and is presented at fair value at December 31, 2010.

As of February 28, 2011, the Preservation Trust terminated operations and was liquidated on March 1, 2011 through an in-kind distribution to unit holders.  However, as of the close of business on February 7, 2011, all remaining trust units were exchanged at the net asset value per unit of $1.00 to the Wells Fargo Stable Return Fund made available February 8, 2011.  Participants were notified of this change in advance and given the opportunity to reallocate their funds accordingly.

Investments in common/collective trusts which are non benefit-responsive investment contracts are valued based upon the net asset value (NAV) of units owned by the Plan at year end.  The NAV is based on the value of the underlying assets owed by the trust, minus liabilities, then divided by the shares outstanding.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

2.	Summary of Significant Policies (Continued)

Benefit Payments

Benefit payments are recorded when paid.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued guidance that requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements.  The guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures that are effective for periods beginning after December 15, 2010.  The adoption of this guidance did not have a material impact on our financial statements.

In September 2010, the FASB issued an amendment, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans.  This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment was effective for periods ending after December 15, 2010, with early adoption permitted.  This amendment requires retrospective application to all periods presented.

This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009.  Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  The adoption resulted in a reclassification of participant loans totaling $10,138,171 and $8,902,461 from investments to notes receivable as of December 31, 2010 and 2009, respectively.  There was no impact to the net assets as of December 31, 2010 or 2009, as a result of the adoption.  This also resulted in a reclassification of interest income totaling $510,384 and $539,931, from investment income to interest income on notes receivable from participants, for the years ended December 31, 2010 and 2009, respectively.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04).  ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs).  Some of the amendments clarify the application of existing fair value measurements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2010 and 2009 are as follows:

	2010	2009

Merrill Lynch Retirement Preservation Trust (note 2)	$33,971,295	$30,335,995
BlackRock Basic Value Fund (Class I)	28,222,600	25,200,709
BlackRock Global Allocation Fund (Class I)	19,332,580	17,879,813
T. Rowe Price Growth Stock Fund (Advisor Class)	16,153,454	12,926,782
PIMCO Total Return Fund (Institutional Class)	15,402,416	14,975,878
Goldman Sachs Short Duration Government Fund (Class I)	15,459,469	15,338,198
Jennison Small Company Fund (Class Z)	16,559,639	12,502,886
Templeton Foreign Fund (Advisor Class)	*	9,911,653
American EuroPacific Growth Fund	11,156,426	*
Perkins Small Cap Value (Class I)	11,283,903	*

* Represents less than 5% of the Plan’s net assets available for Plan benefits.

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009

UniFirst Corporation common stock	$1,257,681	$3,918,572
Common/collective trusts	1,168,994	541,241
Mutual fund	12,935,908	25,631,753

Net appreciation in value of investments	$15,362,583	$30,091,566

4.	Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market to that asset or liability in an orderly transaction between market participants on the measurement date.  An entity is required to establish a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.  The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.  The three levels of input that may be used to measure fair values are listed below:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical assets or liabilities as of the reporting date;

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

4.	Fair Value Measurement (Continued)

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Cash: Valued at the NAV of the amount held by the plan at year end.

Mutual funds: Valued based on quoted market prices.

Common/collective trusts: Valued at the NAV based on the market prices of the underlying investments, market interest rates, and discounted cash flow calculations of various investment contracts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s financial instruments, carried at fair value on a recurring basis by the fair value hierarchy levels described in note 2, consist of the following at December 31, 2010 and 2009:

	Level 1	Level 2	Level 3	Total Fair Value
2010
Cash	$258,445	$—	$—	$258,445
Mutual Funds:
Intermediate Term Bond	15,402,416	—	—	15,402,416
Small Value	11,283,903	—	—	11,283,903
Large Growth	16,153,454	—	—	16,153,454
Small Growth	16,559,639	—	—	16,559,639
Foreign Large Blend	11,156,426	—	—	11,156,426
Short Government	15,459,469	—	—	15,459,469
Large Blend	4,580,273	—	—	4,580,273
Foreign Large Value	10,587,990	—	—	10,587,990
World Allocation	19,332,580	—	—	19,332,580
Large Value	28,222,600	—	—	28,222,600
UniFirst Corporation common stock	9,906,226	—	—	9,906,226
Common/collective trusts:
U.S. Government and Treasury Fund Obligations	—	33,971,295	—	33,971,295
Small Cap Index	—	1,948,997	—	1,948,997
Equity Index	—	6,096,103	—	6,096,103

Total Investments	$158,903,421	$42,016,395	$—	$200,919,816

2009
Mutual Funds:
Intermediate Term Bond	$14,975,878	$—	$—	$14,975,878
Small Value	8,090,701	—	—	8,090,701
Large Growth	12,926,782	—	—	12,926,782
Small Growth	12,506,407	—	—	12,506,407
Foreign Large Blend	9,067,631	—	—	9,067,631
Short Government	15,338,198	—	—	15,338,198
Large Blend	4,196,273	—	—	4,196,273
Foreign Large Value	9,911,653	—	—	9,911,653
World Allocation	17,879,813	—	—	17,879,813
Large Value	25,200,709	—	—	25,200,709
UniFirst Corporation common stock	9,106,395	—	—	9,106,395
Common/collective trusts:
U.S. Government and Treasury Fund Obligations	—	30,335,995	—	30,335,995
Small Cap Index	—	1,947,675	—	1,947,675
Equity Index	—	3,714,453	—	3,714,453

Total Investments	$139,200,440	$35,998,123	$—	$175,198,563

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 20, 2003, stating that the Plan is qualified in accordance with applicable sections of the Internal Revenue Code.  Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualifications.  Subsequent to this determination letter by the IRS, the Plan was amended.  In accordance with Internal Revenue Code procedures, the Plan has been resubmitted to the IRS (on January 31, 2011) for a determination of continued qualified status.  The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan is qualified.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

5.	Income Tax Status (Continued)

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the U.S. federal, state, or local tax authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6.	Related-Party Transactions

Transactions in shares of UniFirst Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists.  During each of the years ended December 31, 2010 and 2009, the Plan made purchases of approximately $1.5 million and $2.7 million, respectively, and during the years ended December 31, 2010 and 2009, sales approximated $2.0 million and $3.6 million, respectively, of UniFirst Corporation common stock.  At December 31, 2010 and 2009, the Plan held 179,950 shares and 189,283 shares of UniFirst Corporation common stock representing 4.6% and 4.7% of the total net assets of the Plan, respectively.

Certain Plan investments are shares of mutual funds and common/collective trusts managed by BOA, the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to BOAML during the years ended December 31, 2010 and 2009 were $73,259 and $71,080, respectively.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2009 to the Form 5500:

Net assets available for benefits per the financial statements	$193,960,796
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,200,649)

Nets assets available for benefits per the Form 5500	$191,760,147

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of total additions per the accompanying financial statements for the years ended December 31, 2010 and 2009, to the form 5500:

	2010	2009

Total additions per the financial statements	$38,857,134	$55,491,834
Add prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,200,649	4,259,382
Less current year adjustment from contract value to fair value for fully-benefit-responsive investment contracts	—	(2,200,649)

Total additions per the Form 5500	$41,057,783	$57,550,567

Notes receivable from participants are reflected as a receivable on the financial statements which is different from the Form 5500 presentation.  On the Form 5500, notes receivable are classified as investments under the caption “participant loans.”

UNIFIRST RETIREMENT SAVINGS PLAN

PLAN NO. 001
EIN 04-2103460

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2010

	(a) Identity of Issue Lessor or Similar Party	(b) Description of Investments	(c) Current Value

*	Interest-Bearing Cash	Cash	$258,445
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust – Non Benefit Responsive	33,971,295
*	Merrill Lynch Equity Index Trust (Tier 12)	Common/Collective Trust – Non Benefit Responsive	6,096,103
*	Merrill Lynch Small Cap Index Trust (Tier 8)	Common/Collective Trust – Non Benefit Responsive	1,948,997
*	UniFirst Corporation	Common Stock	9,906,226
*	BlackRock Basic Value Fund (Class I)	Mutual Fund	28,222,600
*	BlackRock Global Allocation Fund (Class I)	Mutual Fund	19,332,580
	Goldman Sachs Short Duration Government Fund (Class I)	Mutual Fund	15,459,469
	PIMCO Total Return Fund (Institutional Class)	Mutual Fund	15,402,416
	T. Rowe Price Growth Stock Fund (Advisor Class)	Mutual Fund	16,153,454
	Jennison Small Company Fund (Class Z)	Mutual Fund	16,559,639
	Templeton Foreign Fund (Advisor Class)	Mutual Fund	10,587,990
	American EuroPacific Growth Fund (Class R5)	Mutual Fund	11,156,426
	Perkins Small Cap Value (Class I)	Mutual Fund	11,283,903
	Davis New York Venture Fund (Class Y)	Mutual Fund	4,580,273

			200,919,816

	Participant loans	4.75% – 11.00% maturities through July 2015	10,138,171

			$211,057,987

*	Represents a party-in-interest.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the UniFirst Retirement Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UniFirst Retirement Savings Plan

	By:	/s/ Ronald D. Croatti
Ronald D. Croatti, Trustee

	By:	/s/ John B. Bartlett
John B. Bartlett, Trustee

Date: June 24, 2011